January 12, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:	Stephen G. Krikorian, Accounting Branch Chief

Re:	Sohu.com Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed on February 28, 2014

File No. 000-30961

Dear Mr. Krikorian:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu” or the “Company”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Ms. Carol Yu, President and Chief Financial Officer of Sohu, dated December 16, 2014 (the “Second Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2013 (the “Form 10-K”).

Sohu’s responses to the Second Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Second Comment Letter.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2015

RESPONSES TO COMMENT LETTER

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 102

Staff Comment

1.	We note your response to prior comment 3. You disclose revenue from on-line videos, real estate, and subscription services, however, these amounts do not appear to include all of your brand advertising revenue. Please tell us the nature of the revenue that accounts for the remaining brand advertising revenue. Tell us why you have not also discussed this revenue and describe whether pricing and volume metrics are changing for this revenue stream. Disclose if changes in these metrics are experiencing the same trend or not. In addition, indicate whether pricing for online video advertising has increased or decreased. Further, consider disclosing the number of subscribers for your real estate services.

Sohu Response

Brand advertising revenues that were not broken out separately in the disclosure example that Sohu included in its response to the Staff’s prior comment 3 consisted of revenues in the amounts of $232.1 million for 2013 and $195.1 million for 2012 from the portion of Sohu’s business that Sohu refers to internally as the “portal” business, which consists of advertising on the Sohu.com site (not including online video and real estate services) and Changyou’s 17173.com Website. Sohu did not discuss these revenues in the example provided in response to prior comment 3 because it did not consider the increase in these revenues from 2012 to 2013 (approximately 19%), compared to the corresponding increases for online video and real estate services of approximately 125% and 87%, respectively, to be significant enough to warrant separate mention in the example. Sohu would have no objection to discussing these revenues separately in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in future filings, however, without regard to whether management considered any changes to be significant. Sohu also notes for the Staff that, although Sohu has not historically discussed 17173.com revenues separately in its 10-K filings, these revenues were broken out in Changyou’s Annual Report on Form 20-F for 2013. Sohu would have no objection to breaking out the 17173.com revenues in future Management’s Discussion and Analysis of Financial Condition and Results of Operations discussions, and confirms to the Staff that it plans to do so.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2015

Sohu notes for the Staff that pricing for brand advertising in Sohu’s portal business increased at a rate in the low teens from 2012 to 2013. The rate of increase was consistent with the pricing trend for this industry in China overall, and the volume of advertisements remained stable from 2012 through 2013. As of the end of 2013, the number of advertisers on Sohu’s portal was 2,562, including 150 advertisers on Changyou’s 17173.com Website. Sohu notes for the Staff that pricing for online video has generally been stable. Sohu confirms to the Staff that Sohu will include a discussion of such pricing trends in future filings.

In accordance with the Staff’s suggestion, Sohu notes that the number of subscribers for Sohu’s real estate services increased from approximately 1,762 as of the end of 2012 to approximately 38,423 as of the end of 2013. The increase was mainly due to a significant increase during 2013 in the number of real estate developers with which Sohu had cooperation arrangements. Sohu confirms to the Staff that Sohu plans to include this metric in future filings.

Staff Comment

2.	We note your response to prior comment 4. We note that you state that “revenue is primarily derived from advertisers and from third parties who operate their games through Changyou’s platform.” Tell us how much revenue is attributable to advertising revenue. Explain why you do not include a discussion and analysis of this revenue stream within this discussion. Further, tell us more about why providing the number of paying players is not relevant. It appears that providing the number of paying players is analogous to providing a volume analysis. See Item 303(a)(3)(iii) of Regulation S-K. Please clarify why this metric will not be meaningful to understanding your historical results. In addition, tell us what consideration you gave to disclosing the amount and changes in revenue for each of significant game you offer (e.g., TLBB, DDTank, and Wartune).

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2015

Sohu Response

We provide here a brief summary of Changyou’s business, which we hope will help to facilitate the Staff’s review of Sohu’s responses to the Staff’s comments:

Primary Changyou Businesses and Sources of Revenues

Changyou’s primary businesses currently are the online game business and the platform channel business. As reported in Changyou’s 2013 Form 20-F, Changyou’s total revenues for 2013 were $737.9 million, which included:

Online game business:

•	Online game revenues of $669.2 million

Platform channel business:

•	Online advertising revenues (from advertising on the 17173.com Website) of $50.0 million; and

•	Internet value-added services (“IVAS”) revenues (from the 17173 Business through the operation of third-parties’ games on the 37wanwan.com Website) of $5.4 million;

Total revenues from the platform channel business of $55.4 million.

Others:

•	Others revenues (from cinema advertising) of $13.3 million.

Sohu’s 2013 Form 10-K reported online game revenues of $669.2 million and online advertising revenues from the 17173.com Website of $50.0 million, whereas IVAS revenues from the 17173 Business of $5.4 million and cinema advertising revenues of $13.3 million were reported together as total “others revenues” of $18.7 million.

Online Games

Changyou’s online game business offers massively multiplayer online games (“MMOGs”), Web games and mobile games to game players. All of Changyou’s games are operated under the item-based revenue model, where game players play the games for free but can purchase virtual items to enhance the game-playing experience. For 2013, Changyou’s revenues generated from the online game business of $669.2 million constituted slightly more than 90% of Changyou’s total revenues and approximately 48% of Sohu’s total revenues.

MMOGs. MMOGs are interactive online games that may be played simultaneously by hundreds of thousands of game players and generally require a PC for optimal performance. The dominant MMOG operated by Changyou is Tian Long Ba Bu (“TLBB”). For 2013, approximately 70% of Changyou’s online game revenues and approximately 64% of Changyou’s total revenues were derived from TLBB.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2015

Web Games. Changyou’s primary Web games, which are online games played over the Internet using a Web browser, are Wartune and DDTank. For 2013, revenues from Wartune and DDTank represented approximately 14% and 5%, respectively, of Changyou’s total online game revenues, approximately 12% and 4%, respectively, of Changyou’s total revenues, and approximately 7% and 2%, respectively, of Sohu’s total revenues. Revenues from Wartune and DDTank have experienced a relatively steady decline as a result of their maturity as games and also as a result of the current general world-wide trend of Web games’ being eclipsed by mobile games. For example, for the third quarter of 2014, revenues from Wartune and DDTank represented less than 10% and 3%, respectively, of Changyou’s total online game revenues, less than 8% and 3%, respectively, of Changyou’s total revenues, and 3% and 1%, respectively, of Sohu’s total revenues for the quarter.

Mobile Games. In 2013, Changyou began to develop mobile games, which are played on mobile devices and require an Internet connection. For 2013, Changyou’s revenues generated by mobile games were quite insignificant - less than $2.0 million.

Platform Channel Business

Changyou’s platform channel business consists of Changyou’s operation of Web properties and software applications for PCs and mobile devices, including the game information portal operated on the 17173.com Website; the 37wanwan.com Website, which offers to game players Web games of third party developers; and Raidcall, which is free social communication software that is used by hardcore and casual gamers. In 2013, total revenues derived from the platform channel business were $55.4 million, representing 8% of Changyou’s total 2013 revenues and 4% of Sohu’s total 2013 revenues, respectively.

Revenues from the 17173.com Website, which are derived from advertising, have been classified as online advertising revenues in both Changyou’s 2013 Form 20-F and Sohu’s 2013 Form 10-K. Online advertising revenues from the 17173.com Website were $50.0 million, representing 7% of Changyou’s total revenues, 8% of Sohu’s online advertising revenues, and 4% of Sohu’s total revenues. Revenues from the 37wanwan.com Website, which are derived from revenue sharing with third-party developers of the games that are offered on the Website, have been classified as IVAS revenues in Changyou’s Form 20-F and within others revenue in Sohu’s Form10-K. In 2013, IVAS revenues were $5.4 million.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2015

Response to Staff Comment #2

We have broken out below and addressed separately the separate comments within the Staff’s Comment #2.

We note that you state that ‘revenue is primarily derived from advertisers and from third parties who operate their games through Changyou’s platform.’ Tell us how much revenue is attributable to advertising revenue.

Changyou’s revenues from its platform channel business for 2013 consisted of $50 million derived from advertising services on 17173.com and $5.4 million derived from operating third parties’ games on the 37wanwan.com Website (which, as stated above, was included in IVAS revenues for 2013 Changyou’s 2013 Form 20-F and in others revenue in Sohu’s 2013 Form 10-K). Although Changyou historically has reported its online advertising revenues separately under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 5 of its Form 20-F filings, Sohu has not provided corresponding, separate disclosure because it did not consider such a breakout to be material to Sohu (Changyou’s online advertising revenues accounted for 8% of Sohu’s online advertising revenues, and 4% of Sohu’s total revenues for 2013). However, consistent with its related response to Comment 1 above, Sohu has no objection to breaking out this information in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future filings, and confirms to the Staff that it plans to do so.

[T]ell us more about why providing the number of paying players is not relevant. It appears that providing the number of paying players is analogous to providing a volume analysis. See Item 303(a)(3)(iii) of Regulation S-K. Please clarify why this metric will not be meaningful to understanding your historical results.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2015

In accordance with the Staff’s suggestion, Sohu confirms that in future filings both Sohu and Changyou plan to resume reporting of active paying accounts for Changyou’s MMOGs. Similarly, if revenues derived from mobile games (or Web games) become significant in the future, Sohu and Changyou will consider disclosing in future filings the amount of revenues, average monthly active users and average active paying accounts for these games. In order to provide comparison to prior periods, Sohu and Changyou plan to also provide that metric for Changyou’s MMOGs in Changyou’s forthcoming Form 20-F and Sohu’s forthcoming Form 10-K for 2014 for all quarters of both 2013 and 2014.

Sohu does not consider active paying accounts to be relevant to Changyou’s platform channel business, which consists primarily of the online advertising business on the 17173.com Website, as it is the advertisers, and not the users, who make payments to Changyou. However, Sohu confirms to the Staff that in future filings Sohu will report separately the number of advertisers advertising on the 17173.com Website, consistent with what Changyou has reported historically (which was approximately 150 for 2013). As noted above, excluding online advertising revenues on the 17173.com Website, Changyou’s revenues from its platform channels in 2013 amounted to $5.4 million, which was relatively insignificant in comparison with Changyou’s MMOG revenues or its online advertising revenues, or Sohu’s total revenues. If and to the extent that these revenues become significant, Sohu and Changyou will consider disclosing separately average active user metrics and, to the extent applicable and available, active paying user metrics for Changyou’s other platform channels.

[T]ell us what consideration you gave to disclosing the amount and changes in revenue for each of significant game you offer (e.g., TLBB, DDTank, and Wartune).

As the Staff is aware, it has been Sohu’s and Changyou’s historical practice to report revenues from TLBB, which has been Changyou’s most dominant game for several years, as a percentage of Changyou’s total revenues, which has permitted a fairly straightforward calculation of revenues from TLBB. Sohu wishes to inform the Staff that Sohu and Changyou have given careful consideration to the Staff’s suggestion that revenues for significant games be reported separately, and plans to report revenues for TLBB separately as long as they remain significant to Sohu and Changyou. Sohu believes that TLBB is currently the only game that is significant enough to Sohu and Changyou to warrant separate reporting of its revenues. Sohu and Changyou will also give careful consideration to reporting separately in future filings the total revenues of any games, or groups of games, that turn out to be significant to Sohu or Changyou, and will also consider whether there are any other metrics that might be helpful to investors’ understanding of Sohu’s and Changyou’s results of operations and trends under the circumstances.

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2015

Sohu thanks the Staff for its comments and suggestions, and confirms that Sohu will reflect the Staff’s suggested revisions to Sohu’s disclosures in future filings as appropriate.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen, Senior Staff Accountant (Division of Corporation Finance)
Ms. Carol Yu (Sohu.com Inc.)
Mr. Gavin Chui (PricewaterhouseCoopers)